UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION
3100 SANDERS ROAD
NORTHBROOK, ILLINOIS 60062

Allstate 401(k)
Savings Plan
(EIN: 36-3871531 Plan: 001)
Financial Statements as of December 31, 2025 and 2024, and for the year ended December 31, 2025, Supplemental Schedule as of
December 31, 2025, and
Report of Independent Registered Public Accounting Firm

Allstate 401(k) Savings Plan
Table of Contents
Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	2

Notes to Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025	3

Supplemental Schedules:	9

Form 5500—Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2025	10

Form 5500—Schedule H, Line 4a — Schedule of Delinquent Contributions for the Year Ended December 31, 2025	13

Signatures	14

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the
Allstate 401(k) Savings Plan
Northbrook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Allstate 401(k) Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of Allstate 401(k) Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
We have served as the Plan's auditor since 2025.
Oakbrook Terrace, Illinois
June 26, 2026

ALLSTATE 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
($ in thousands)

	December 31, 2025	December 31, 2024
Assets

Investments—at contract value (Note 5)	$599,242	$593,377

Investments—at fair value (Note 6)	7,804,777	6,918,264

Total investments	8,404,019	7,511,641

Receivables:
Dividends and interest	3,581	3,577
Employer contributions	7,451	6,262
Participant notes receivable	105,696	100,063
Total receivables	116,728	109,902

Total assets	8,520,747	7,621,543

Liabilities

Payables:
Administrative expense	2,015	1,858
Total liabilities	2,015	1,858

Net assets available for benefits	$8,518,732	$7,619,685

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
($ in thousands)

For the Year Ended
December 31, 2025
Additions

Net investment income:
Net appreciation in fair value of investments	$1,134,249
Interest	19,168
Dividends	14,313

Net investment income	1,167,730

Interest income on participant notes receivable	8,204
Contributions:
Participants	372,593
Employer match	132,422

Total contributions	505,015

Total additions	1,680,949

Deductions

Benefits paid to participants	855,089
Administrative expense	8,427

Total deductions	863,516

Net increase, before transfers	817,433

Plan transfers	81,614

Net increase, after transfers	899,047

Net assets available for benefits
Beginning of year	7,619,685

End of year	$8,518,732

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
Notes to Financial Statements

1.Description of Plan
The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — Regular full‑time and regular part‑time employees of the Company who are at least 18 years old are eligible to participate in the Plan upon hire, subject to certain exclusions under the terms of the Plan. There is no waiting period to enroll.
The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The Plan has a qualified automatic contribution arrangement described in Section 401(k)(13) of the Code which is intended to satisfy the nondiscrimination requirements applicable under the Code. The stock bonus portion of the Plan includes an employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan was amended effective January 1, 2024 to clarify and limit the permissible uses of forfeitures under the Plan. Effective January 1, 2025, the Plan was further amended to provide for full vesting and expanded distribution rights for participants who become totally and permanently disabled. In addition, the Plan was amended in 2025 to provide for full vesting of Company accounts for certain participants transferred in connection with the sale of American Heritage Life Insurance Company and the sale of the Company’s group health business.
Administration — The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan document.
Trustee of the Plan — The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.
Contributions — Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax, Roth 401(k), and after-tax contributions, subject to the Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 6% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Additionally, contributions will automatically increase 1% each year until the target contribution rate of 10% is reached. Participants age 50 or older have the option to make additional pre-tax or Roth 401(k) contributions (“catch-up” contributions). Employees may also roll over pre-tax or Roth 401(k) amounts representing distributions from other qualified retirement plans and pre-tax amounts from an individual retirement account (IRA). Company contributions are safe harbor matching contributions up to 4% of eligible compensation. The safe harbor match rate is equal to 100% of the first 2% of eligible compensation contributed plus 50% on the next 4% of eligible compensation contributed. The Company match applies to pre-tax and Roth contributions. Company match contributions are invested in accordance with participant elections and deposited each pay period.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers into the Plan and decrease by withdrawals from the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their contributions and earnings and 100% vested in the Company’s contributions after two years of service.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the Plan's investment options. If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date and account distribution at age 65. Participants may change their investment elections at any time, with limited trading restrictions, but without redemption restrictions. The funds transact at net asset value on a daily basis.
Participant Notes Receivable — Participants may borrow from their employee contribution and rollover contribution accounts. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000, and will be taken from the participant’s accounts in the following order: pre-tax, Roth 401(k), rollover, and after-tax. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate, plus one percent, as published in the Wall Street Journal in effect on the 15th day of the month prior to the first day of the quarter in which the loan is requested. Generally, principal and interest are paid by participants ratably through payroll deductions.
Payment of Benefits — Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance, net of any outstanding loans. Partial withdrawals are also permitted under the Plan, subject to restrictions. Participants may leave their account balance in the plan after termination, if the balance is greater than $1,000; however, after reaching a specific age as set forth by the Internal Revenue Service ("IRS"), required minimum distributions must be withdrawn. If the value of a vested account balance on or after a participant’s termination date does not exceed $1,000, the participant will receive an automatic lump sum distribution of their vested account balance. The Plan also provides for in-service withdrawals for hardship purposes and upon attainment of age 59.5.
Forfeited Accounts — Forfeitures of nonvested accounts may be used to restore forfeitures and/or reduce employer contributions. During the year ended December 31, 2025, employer contributions were reduced by $8,287,645 due to forfeited nonvested accounts.
Plan Transfers — In January 2025, the Allstate Identity Protection 401(k) Plan and the Allstate Protection 401(k) Plan were merged into the Allstate 401(k) Savings Plan. Plan assets of approximately $14,270,553 and $67,343,743, respectively, were transferred into the Plan.
2.Summary of Accounting Policies
Basis of Accounting — The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Macroeconomic factors have and may continue to impact investment valuations. These conditions include U.S. government fiscal and monetary policies, tariff measures, major combat operations in Iran, the Russia/Ukraine conflict, supply chain disruptions, volatility in global energy markets and labor availability.
Investment Valuation and Income Recognition — Plan investments are stated at fair value except for fully benefit-responsive investment contracts ("FBRIC"), which are reported at contract value. The Stable Value Fund is comprised of FBRICs which are stated at contract value, which is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses — The Plan's expenses are paid either by the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits. In addition, certain investment-related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.
Benefits Paid to Participants and Participant Notes Receivable — Benefits paid to participants and participant notes receivable are recorded upon distribution. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. There is no allowance for credit losses on loans.

3.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event that the Plan is terminated, participants would be 100% vested in their accounts.
4.Tax Status
The IRS has determined and informed the Company by a letter, dated August 17, 2017, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan document has been amended since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The IRS is not currently examining the Plan.
5.Fully Benefit-Responsive Investment Contracts
The Stable Value Fund holdings include a collective short-term investment fund and investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.
The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.
The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/A1 or better as measured by S&P Global’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.
The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings net of expenses, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the effective duration of the contract investments. All contracts have a minimum crediting rate of 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe there are any current or subsequent events, including plan mergers, that may limit the ability of the Stable Value Fund to transact at contract value.
Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.
6.Fair Value of Assets and Liabilities
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statements of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:
Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.

Level 2: Assets and liabilities whose values are based on the following:
(a)Quoted prices for similar assets or liabilities in active markets;
(b)Quoted prices for identical or similar assets or liabilities in markets that are not active; or
(c)Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.
Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.
The category level in the fair value hierarchy for assets or liabilities is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
Summary of significant valuation techniques used for Level 1 and Level 2 assets and liabilities measured at fair value on a recurring basis
The Allstate Corporation Common Stock: The Company’s common stock is actively traded on the New York Stock Exchange and is valued based on unadjusted quoted prices.
Collective short term investment fund: The collective short term investment fund, also known as common collective trust fund, is valued using amortized cost which approximates fair value.
Self-directed brokerage accounts: Self-directed brokerage accounts primarily consist of equities, mutual funds, and fixed income securities that are valued based on quoted market prices available in an active market.
Investments excluded from the fair value hierarchy
Common collective trust funds: Comprise funds that have daily net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded. These funds provide for daily redemptions by the Plan with no advance notice requirements.
The following tables summarize the Plan’s assets measured at fair value on a recurring basis as of December 31, 2025 and 2024. There were no assets measured at fair value on a non-recurring basis as of December 31, 2025 and 2024. There were no Level 3 assets as of December 31, 2025 and 2024.

	December 31, 2025
($ in thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$719,812	$—	$719,812
Collective short term investment fund	—	26,361	26,361
Self-directed brokerage accounts	30,120	—	30,120
Total assets in the fair value hierarchy	$749,932	$26,361	776,293

Assets measured at net asset value (1)			7,028,484

Total assets at fair value			$7,804,777

	December 31, 2024
($ in thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$727,292	$—	$727,292
Collective short-term investment fund	—	28,879	28,879
Self-directed brokerage accounts	21,554	—	21,554
Total assets in the fair value hierarchy	$748,846	$28,879	777,725

Assets measured at net asset value (1)			6,140,539

Total assets at fair value			$6,918,264
(1)Certain investments that were measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy. The fair value amounts are intended to permit reconciliation of the fair value hierarchy to the line items in the Statements of Net Assets Available for Benefits.

7.Related-Party Transactions and Party-In-Interest Transactions
The Plan invests in The Northern Trust Collective Short Term Investment Fund, which is a collective investment fund managed by Northern Trust Investments, Inc. ("NTI"), the investment advisor division of The Northern Trust Company, the trustee of the Plan. Fees paid by the Plan for investment management services associated with the Collective Short Term Investment Fund were included as a reduction of the return earned on the fund. Any fees paid by the Plan to any Plan service providers (e.g., trustee, recordkeepers, auditors, investment managers, investment advisors) are considered exempt party-in-interest transactions.
The Plan also holds other investments including self-directed brokerage accounts and certain common collective trust funds managed by affiliates of service providers to the Plan. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor. The Plan held 3,458,139 and 3,772,456 shares of The Allstate Corporation common stock at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, purchases of shares by the Plan totaled $19,552,193 and sales of shares by the Plan totaled $78,988,846, with realized gains of $56,233,017. During the year ended December 31, 2025, dividends received by the Plan totaled $14,401,142.
The Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as exempt party-in-interest transactions.
8.Subsequent Events
The Plan has evaluated subsequent events through June 26, 2026. There were no subsequent events that require recognition or disclosure in the accompanying financial statements.
******

SUPPLEMENTAL SCHEDULES

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2025
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Invesco Advisers Stable Value Fund:

	Nationwide Life Insurance:	Nationwide Life Insurance No. INV_ALL_IP_0524
*	IGT Dodge & Cox A or Better Core Fund	Common Collective Trust Fund	**	$10,664,633
*	IGT Invesco A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	8,228,480
*	IGT Invesco A or Better Intermediate Fund	Common Collective Trust Fund	**	2,905,289
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust Fund	**	48,889,471
*	IGT Jennison A or Better Intermediate Fund	Common Collective Trust Fund	**	4,359,811
*	IGT Loomis Sayles A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	10,650,534
*	IGT Loomis Sayles A or Better Intermediate Fund	Common Collective Trust Fund	**	1,452,555
*	IGT PIMCO A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	8,234,786
*	IGT PIMCO A or Better Intermediate Fund	Common Collective Trust Fund	**	1,453,920
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			3,705,856

	Pacific Life Insurance:	Pacific Life Insurance No. G-26930.01.0001
*	IGT Dodge & Cox A or Better Core Fund	Common Collective Trust Fund	**	$8,711,191
*	IGT Invesco A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	8,698,110
*	IGT Invesco A or Better Intermediate Fund	Common Collective Trust Fund	**	2,822,096
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust Fund	**	53,602,026
*	IGT Jennison A or Better Intermediate Fund	Common Collective Trust Fund	**	2,823,312
*	IGT Loomis Sayles A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	8,699,673
*	IGT PIMCO A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	8,704,775
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			3,304,655

	Prudential Insurance Company:	Prudential Insurance Company No. GA-62294
*	IGT Invesco A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	$4,919,471
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust Fund	**	62,378,427
*	IGT Jennison A or Better Intermediate Fund	Common Collective Trust Fund	**	20,622,897
*	IGT PIMCO A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	4,923,236
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			2,396,530
(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2025
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Invesco Advisers Stable Value Fund (continued):

	RGA Reinsurance Company:	RGA No. RGA00151
*	IGT Invesco A or Better Intermediate Fund	Common Collective Trust Fund	**	$26,513,960
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust Fund	**	8,835,061
*	IGT Loomis Sayles A or Better Intermediate Fund	Common Collective Trust Fund	**	26,512,336
*	IGT PIMCO A or Better Intermediate Fund	Common Collective Trust Fund	**	26,537,268
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			2,956,437

	Voya Retirement & Annuity:	Voya Retirement & Annuity No. 60256
*	IGT Invesco A or Better Intermediate Fund	Common Collective Trust Fund	**	$30,021,625
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust Fund	**	45,017,488
*	IGT Jennison A or Better Intermediate Fund	Common Collective Trust Fund	**	34,655,270
*	IGT Loomis Sayles A or Better Intermediate Fund	Common Collective Trust Fund	**	2,886,518
*	IGT PIMCO A or Better Intermediate Fund	Common Collective Trust Fund	**	2,889,229
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			3,295,512

	Metropolitan Tower Life Insurance:	Metropolitan Tower Life No. 38024
*	IGT Dodge & Cox A or Better Core Fund	Common Collective Trust Fund	**	$11,534,391
*	IGT Invesco A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	9,213,658
*	IGT Invesco High Quality Short-term Bond Fund	Common Collective Trust Fund	**	50,677,832
*	IGT Loomis Sayles A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	11,519,142
*	IGT PIMCO A or Better Core Fixed Income Fund	Common Collective Trust Fund	**	9,220,719
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			3,803,923
	Total Invesco Advisers Stable Value Fund			599,242,103

*	The Allstate Corporation common stock	Company Stock Fund		719,811,633

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2025
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	State Street Global Advisors (SSGA):
	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	$560,608,035
	SSgA Real Return ex-Natural Resource Equities Non-Lending Fund - Class C	Common Collective Trust Fund	**	44,304,132
	SSgA S&P 500 Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	2,596,477,520
	SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	919,248,178
	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	421,676,764
	SSgA S&P Mid-Cap Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	623,842,276
	SSgA Emerging Markets Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	80,499,947
	SSgA Target Retirement Income Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	86,820,603
	SSgA Target Retirement 2025 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	141,677,914
	SSgA Target Retirement 2030 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	227,750,644
	SSgA Target Retirement 2035 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	267,186,531
	SSgA Target Retirement 2040 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	239,758,135
	SSgA Target Retirement 2045 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	237,779,259
	SSgA Target Retirement 2050 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	218,087,167
	SSgA Target Retirement 2055 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	215,374,507
	SSgA Target Retirement 2060 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	120,433,135
	SSgA Target Retirement 2065 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	26,958,627
	Total State Street Global Advisors			7,028,483,374

*	Northern Trust Investments (NTI):
	Northern Trust Collective Short Term Investment Fund	Common Collective Trust Fund	**	26,360,555
	Total Northern Trust Investments			26,360,555

*	Self-directed brokerage accounts	Various	**	30,120,251

		Rates of interest from 3.25% to
*	Participant loans	10.50% maturing through 2049	**	105,695,612

	Total			$8,509,713,528

*	Permitted party in interest.
**	Cost information not provided as investments are participant-directed.			(Concluded)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4a —
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2025

Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
X				$15,530,279*

* Represents late participant contributions and loan repayments for 2025 that were corrected in 2025, does not include related earnings of $685,719
* Voluntary Fiduciary Correction Program (VFCP)
* Prohibited Transaction Exemption (PTE) 2002-51

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ Vickie Tiche
Vickie Tiche
Plan Administrator

June 26, 2026